SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Changes in Member's Equity

Year ended December 31, 2018

(dollars in thousands)

Member's equity, December 31, 2017	$	249,854
Net income		33,542
Member's equity, December 31, 2018	**$**	**283,396**

The accompanying notes are an integral part of these financial statements.